EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 pertaining to the 2009 Dynamic Response Group, Inc. Equity Incentive Plan (the “Plan”) of our reports (i) dated March 10, 2009, relating to the financial statements of Dynamic Response Group, Inc. and its subsidiaries (the “Company”), appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2008; and (b) with respect to the unaudited consolidated interim financial statements of the Company included in its Form 10-Q for the three-month period ended March 31, 2009, as filed with the Securities and Exchange Commission.

/s/ Jewett, Schwartz, Wolfe & Associates
Jewett, Schwartz, Wolfe & Associates Certified Public Accountants Hollywood, Florida Boynton Beach, Florida July 8, 2009